Exhibit (a)(5)(ii)

July 18, 2002

To All Netro Employees,

You have no doubt seen the two press releases that Netro issued today, one regarding Netro’s earnings for the second quarter of 2002, and the other regarding Netro’s tender offer.

I wanted to write a few words to all of you to address any questions you have around the tender offer, and to give you an update of the positive quarter we just announced. We will also be holding an employee meeting today in San Jose, with a videoconference of the meeting to our Redmond team, as usual after earnings announcements. Sanjay and I will be happy to respond to all your questions during the meeting.

Second Quarter Results

All in all, the second quarter showed several positive signs for Netro:

•	First Angel revenue shipment, to a customer in the Asia Pacific region, ahead of plan.

•	Angel trials delivered to customers in Mexico as well as to a U.S.-based distributor.

•	Initial bookings for Angel shipments in the second half of 2002.

•	Completion of the v5.2 international switch interface development.

•	The 3.5 GHz radio is on schedule for first commercial shipment this quarter.

•	We are seeing an increased rate of customer interest in the Angel product. We cannot be sure that this interest will translate into sales, which is why it is incredibly important that we at Netro, as a team, do everything possible to ensure our future success.

•	We are pursuing several opportunities to use AirStar as 3G backhaul, and see good progress on AirStar Release 3 and the associated cost reductions.

•	Our revenues in China exceeded 5% and our new China partners are actively marketing our products.

•	We have also made great progress defining the future roadmap and targets for the current and future Angel platforms.

I want to thank all of you for working hard to make the future of Netro become a reality – with the reduced headcount, it was good to see people volunteering and joining the San Jose operations team to help finish the quarter, by packing, soldering and helping any other way they could. We see the same attitude in Redmond, where the engineering and operations teams are working day and night, weekends and holidays to build and complete the first 3.5 GHz radio so we can ship it to customers that are waiting for it.

Tender Offer

I wanted to say a few words about Netro’s tender offer announced today. The tender offer will commence tomorrow, July 19, 2002, and will expire at 5:00 pm, New York City time on August 16, 2002, unless it is extended. On a practical note, we believe the tender offer will still leave us with ample resources to execute on our plans to become an important player in the fixed wireless access space. Netro will have significant cash balances after the tender offer, which are detailed in the tender offer materials.

We will give you more details on the tender offer and try to answer all questions during the employee meeting, however, I do want to point out that Netro’s executive staff and directors have informed us that they will not participate in the offer. This does not apply to some of the affiliates of our directors, including AT&T Wireless Services, Inc., and one of my adult sons who may or may not participate in the offer. For those of you who are also stockholders in Netro, we recommend that you review the tender offer materials you will be receiving in the mail closely before you decide whether or not to tender your shares. Be aware that, in addition to any other shares you may hold, all shares purchased under the Employee Stock Purchase Plan, including the shares purchased when the current purchase period ends on July 31, 2002, will be eligible to be tendered in the tender offer.

As to the reasons for the tender offer, Netro’s Board of Directors believes that a stock repurchase represents a prudent and efficient means to provide value to its stockholders. The Board has carefully reviewed Netro’s existing AirStar and Angel product lines and their respective markets and believes that Netro’s market sector, while experiencing a cyclical downturn, holds long-term promise. The Board has reviewed the cash required to achieve Netro’s product and operating objectives and, based on this review, has determined that the Company has cash resources in excess of the amounts required to achieve these objectives.

THIS LETTER IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFERS TO BUY NETRO’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT NETRO WILL BE SENDING OUT SHORTLY. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFERS. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE STOCK TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

I am looking forward to answering your questions during the employee meeting, and more so, to seeing us continue to execute on our plan to bring fixed broadband wireless to the world.

Sincerely,

Gideon Ben-Efraim